Exhibit 99.1

PRESS RELEASE

March 25, 2026

On Co-Founders to Lead Next Chapter of Growth as Co-CEOs

ZURICH, Switzerland – March 25, 2026 – On Holding AG (NYSE: ONON) (“On”), the premium global sportswear brand, today announced an update to its organizational structure as the company prepares to enter its next growth phase. Designed to even more closely connect founder-led strategic intent with execution, the updated model ensures On remains agile and decisive while continuing to scale. To drive the next phase of global expansion, co-founders David Allemann and Caspar Coppetti will serve as Co-CEOs. Scott Maguire is promoted to President & COO. Following a successful 13-year tenure at On, Martin Hoffmann has chosen to step down as CEO.

On was founded on the principle of relentless innovation. Following a record-breaking 2025 – where annual net sales surpassed CHF 3 billion and gross profit margins reached new heights – the company is leaning forward from its strongest-ever position.

Looking ahead, the co-founders, Olivier Bernhard, David Allemann and Caspar Coppetti, have jointly with CEO and CFO Martin Hoffmann and the Board of Directors developed a strategic roadmap to take the brand to its next level of global scale. To stay ahead of the complexity that accompanies such growth – ensuring agile decision making and protecting the entrepreneurial speed that has defined On since inception – the company will implement a leadership structure that sustains close connectedness across the organization, unifying strategic intent, innovation, product, brand, and commercial execution.

Unifying Founders’ Strategic Intent With Operational Core

Effective May 1, 2026, David Allemann and Caspar Coppetti will assume the roles of Co-CEOs, while continuing as Executive Co-Chairmen of the Board. This facilitates their operational roles and brings the founders’ long-term stewardship into direct alignment with execution responsibility. Co-founder Olivier Bernhard will continue spearheading key performance product initiatives and athlete engagement as an Executive Member of the Board.

"The best time to elevate your game is when you are already breaking your own records," said David Allemann. "By unifying founder-led strategic intent with our operational core, we aim to move faster, stay relentlessly focused on product heat, and continue pushing the boundaries of what a sportswear brand can be."

Martin Hoffmann to Step Down

With the strategic roadmap for continued growth in place, the four partners collectively recognize that this is the right moment for Martin Hoffmann to step down. Following a transformative 13-year tenure as CFO and five years as CEO, during which On evolved from a Swiss startup into a multi-billion dollar global leader, Martin has decided to take a planned hiatus and pursue philanthropic interests. In seamless partnership with the co-founders, Martin engineered the financial framework and strategic discipline and served as the essential link between On’s founder-led vision and the operational scale that transformed the company to the force it is today. He will step down from his roles effective May 1, 2026, will then ensure a smooth onboarding and transition to Frank Sluis, who joins as new CFO on May 1, 2026. Martin will then remain an advisor through March 2027.

"It is difficult to put into words how impactful Martin has been," said Caspar Coppetti. "From our early days through a landmark IPO, his commitment to our culture and financial discipline has been instrumental. It has been a privilege to work alongside him and we are deeply grateful for his partnership, his outstanding contribution and the legacy he has built."

“It has been an absolute privilege to shape On and this amazing team alongside the Founders for over a decade,” said Martin Hoffmann. “The timing to move on feels right. Over the past 12 months we have been highly engaged in defining the next growth horizon and leadership structure for On. This next chapter will be driven by the talented and experienced leaders who I’ve worked closely with over many years. I’m deeply confident they’ll continue to do incredible work in this new, unified structure, and I will continue to be a massive supporter and a shareholder of the brand going forward.”

Scott Maguire Promoted to President & COO

As part of these changes to the leadership structure, On is promoting Scott Maguire to President & COO, a role in which he will oversee the full value chain – from R&D and manufacturing to marketing, global commercial operations, and technology. Scott, who brings a deep expertise in engineering and design, alongside over 20 years of global leadership experience at premium brands, has been the architect of On’s innovation and operational backbone. Since joining the company, he led the scale-up of the revolutionary LightSpray™ technology and the accelerated development of market-first Superfoam innovations for the Cloudsurfer 3.

"Scott is a rare find, he truly gets what makes On special," said Olivier Bernhard. "As someone who has spent my life obsessing over product performance, I love how naturally he connects engineering and design with execution. He is the perfect product-led operator to supercharge our engine as we scale globally."

“I am honored to work even more closely with our co-founders to execute On’s strategy as one connected flywheel,” said Scott Maguire. “By aligning the organization tightly around the product and consumer journey, we are creating the space to keep pushing boundaries and build a seamless global brand experience for our growing community of fans. And, of course, to keep Dreaming On.”

Following his departure from an active role at On, Martin Hoffmann’s Class B voting shares will initiate a sunset process and he will cease to be a party to the shareholders’ agreement between the Company and the Partners following the Company’s 2026 Annual General Shareholders’ Meeting (AGM), scheduled for 28 May 2026. 100% of his Class B Shares (16,250,000) will be proposed for conversion into 1,625,000 Class A Ordinary Shares at the next AGM on 28 May 2026.

About On

On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 90 countries globally and engages with a digital community on www.on.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others. Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans and outlook on future financial performance during 2026 and future periods, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our thirdparty suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Extended Founder Team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates in conflicts, including against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries

Investor Contact:

On Holding AG
  Liv Radlinger
  investorrelations@on.com

or

ICR, Inc.
  Brendon Frey
  brendon.frey@icrinc.com

Media Contact:

On Holding AG
  Adib Sisani
  press@on.com

Source: On

Category: Corporate